EXHIBIT 99.1

Yuanbao Inc. Announces Third Quarter 2025 Unaudited Financial Results

BEIJING, Dec. 03, 2025 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial and Operational Highlights

  Total revenues in the third quarter of 2025 were RMB1,157.9 million (US$162.6 million), representing a 33.6% year-over-year increase from RMB866.8 million in the same period of 2024.
  Net income in the third quarter of 2025 was RMB370.4 million (US$52.0 million), representing a 51.3% year-over-year increase from RMB244.8 million in the same period of 2024.
  Net income margin in the third quarter of 2025 was 32.0%, compared with 28.2% in the same period of 2024.
  Net operating cash inflow in the third quarter of 2025 was RMB326.1 million (US$45.8 million).
  Number of new policies1 in the third quarter of 2025 was 8.0 million, representing a 41.8% year-over-year increase from 5.7 million in the same period of 2024.

Recent Developments

  Seamless Integration of Large Language Model (LLM) into Core Operational Workflows:
    Driving Efficiency in R&D. By integrating LLMs and associated toolchains into the R&D workflow, the Company has realized comprehensive efficiency gains across both documentation and coding processes. For technical documentation, LLMs have generated over 1,000 documents. During the coding stage, tools such as the Model Context Protocol (MCP) provided one-stop assistance, covering requirement decomposition, code writing, unit test generation, and automated validation. Notably, AI-generated code accounted for nearly 50% of new code developed in the third quarter.
    Empowering Customer Service. The Company has piloted the integration of LLM capabilities into customer service scenarios, focusing primarily on call summarization and agent assistance functions. Embedded within the customer service workspace, these capabilities automatically generate service ticket summaries, extract key information post-call, and produce consumer intent labels, action logs, and recommended next steps. On the multimodal front, AI technology is employed to assist in consumer identity verification, while real-time voice analysis captures consumer sentiment dynamics, enabling agents to complete documentation and follow-ups more efficiently.
    Enhancing the Full Consumer Service Cycle Engine. The Company has introduced LLM-assisted modeling and automated feature extraction technologies into its full consumer service cycle engine. By embedding LLMs into the feature engineering pipeline, the Company leverages the models’ semantic understanding capabilities to analyze pseudonymised or anonymous consumer behavior, interaction semantics, and transaction information for high-dimensional feature extraction. It automatically generates and filters valuable features, enabling a transition from “manual feature design” to “intelligent feature generation,” significantly enhancing both modeling efficiency and performance.

Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “We sustained robust operational and financial momentum in the third quarter, driven by disciplined execution and the deepening integration of our AI capabilities. During this period, the number of new policies increased 41.8% year over year to 8.0 million, demonstrating strong market demand and enhanced consumer engagement across our platform. As of the end of September, our R&D team accounted for nearly 70% of our total workforce, with over 10% dedicated to AI innovation, thereby laying a solid foundation for the continuous iteration of our engine. We continue to scale and upgrade our proprietary AI and data stack, embedding these technologies further into our core operations. By quarter end, our matrix included over 4,900 models capable of analyzing more than 5,500 labels, an increase of approximately 400 models and 750 labels from a year ago. These assets have effectively supported stable customer acquisition costs and enhanced profitability, while enabling the translation of broad market protection needs into sustained growth momentum. The deep integration of AI and the growing scale of our data assets enable us to accelerate product development, improve service quality, and optimize operational efficiency.

On the product and service front, we offer a multi-dimensional product matrix spanning medical, critical illness, and accident insurance, and continue to roll out innovative, inclusive solutions to meet diverse user protection needs. For instance, the short-term critical illness insurance co-launched with our partnered insurance carriers offers an optimal combination of critical illness and medical insurance. It features a hybrid ‘lump-sum payment plus multiple reimbursements’ structure, providing immediate compensation upon diagnosis alongside coverage for subsequent medical expenses. This approach creates an innovative, inclusive solution for critical illness insurance that better aligns with market demand by balancing accessible coverage with affordability. Through the effective synergy of precise user targeting and agile product innovation, our user base continues to expand steadily. Looking ahead, we remain committed to strengthening our AI capabilities, deepening our footprint in the inclusive health insurance segment, and executing with financial discipline to deliver sustainable, long-term value for all stakeholders.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, added, “We delivered another strong quarter characterized by robust growth and continued efficiency gains. Total revenue reached RMB1,157.9 million, up 33.6% year over year, while net income rose by 51.3% to RMB 370.4 million. Net income margin expanded to 32.0% from 28.2% a year ago. Cash generation and liquidity remained solid, enhancing our financial flexibility to advance our AI initiatives and other strategic priorities. Moving forward, we remain focused on driving high-quality revenue growth, sustaining operating leverage, and preserving a strong liquidity buffer, positioning us to invest strategically and pursue balanced and durable growth.”
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1 The number of new policies for a given period represents the total number of both short-term and long-term insurance policies purchased by the Company’s insurance consumers during that period.

Third Quarter and First Nine Months of 2025 Financial Results

Total Revenues. Total revenues in the third quarter of 2025 were RMB1,157.9 million (US$162.6 million), representing a 33.6% year-over-year increase from RMB866.8 million in the same period of 2024. This growth was primarily driven by significant increases in revenues from both insurance distribution services and system services. Total revenues in the first nine months of 2025 were RMB3,197.9 million (US$449.2 million), representing a 33.5% year-over-year increase.

Insurance Distribution Services. Revenues from insurance distribution services in the third quarter of 2025 were RMB373.3 million (US$52.4 million), representing a 27.9% year-over-year increase from RMB291.9 million in the same period of 2024. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts. Revenues from insurance distribution services in the first nine months of 2025 were RMB1,045.7 million (US$146.9 million), representing a 33.3% year-over-year increase.

System Services. Revenues from system services in the third quarter of 2025 were RMB783.5 million (US$110.1 million), representing a 36.9% year-over-year increase from RMB572.2 million in the same period of 2024. This growth was primarily driven by the Company’s enhanced ability to provide partnered insurance carriers with more effective marketing services and precise analytics services, enabled by the Company’s continuously improving full consumer service cycle engine. Additionally, the increase was attributable to an expanded provision of system services to both existing and newly acquired partnered insurance carriers. Revenues from system services in the first nine months of 2025 were RMB2,148.7 million (US$301.8 million), representing a 34.0% year-over-year increase.

Others. Revenues from other services in the third quarter of 2025 were RMB1.1 million (US$0.2 million), representing a 59.7% year-over-year decrease from RMB2.7 million in the same period of 2024. Revenues from other services in the first nine months of 2025 were RMB3.5 million (US$0.5 million), representing a 54.5% year-over-year decrease.

Total Operating Costs and Expenses. Total operating costs and expenses in the third quarter of 2025 were RMB803.4 million (US$112.8 million), representing a 31.2% year-over-year increase from RMB612.2 million in the same period of 2024. Total operating costs and expenses in the first nine months of 2025 were RMB2,256.2 million (US$316.9 million), representing a 23.5% year-over-year increase.

Operations and Support Expenses. Operations and support expenses in the third quarter of 2025 were RMB45.1 million (US$6.3 million), remaining stable compared with RMB44.6 million in the same period of 2024. Operations and support expenses in the first nine months of 2025 were RMB130.7 million (US$18.4 million), representing a 5.6% year-over-year increase.

Selling and Marketing Expenses. Selling and marketing expenses in the third quarter of 2025 were RMB569.6 million (US$80.0 million), representing a 23.9% year-over-year increase from RMB459.6 million in the same period of 2024. This increase was primarily due to the Company’s enhanced marketing efforts to attract new consumers and retain existing consumers. Selling and marketing expenses in the first nine months of 2025 were RMB1,664.8 million (US$233.9 million), representing a 17.6% year-over-year increase.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2025 were RMB93.1 million (US$13.1 million), representing a 97.8% year-over-year increase from RMB47.1 million in the same period of 2024. This increase was primarily due to higher personnel costs, including salary, bonus, and benefits. General and administrative expenses in the first nine months of 2025 were RMB207.3 million (US$29.1 million), representing a 52.4% year-over-year increase.

Research and Development Expenses. Research and development expenses in the third quarter of 2025 were RMB95.6 million (US$13.4 million), representing a 56.8% year-over-year increase from RMB60.9 million in the same period of 2024. This increase was primarily due to enhanced research and development efforts and an expansion in R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor. Research and development expenses in the first nine months of 2025 were RMB253.4 million (US$35.6 million), representing a 68.1% year-over-year increase.

Investment Income. Investment income in the third quarter of 2025 was RMB13.9 million (US$2.0 million), compared with RMB1.9 million in the same period of 2024. This growth was primarily due to higher investment income from short-term investments. Investment income in the first nine months of 2025 was RMB30.8 million (US$4.3 million).

Net Income and Net Income Margin. Net income in the third quarter of 2025 was RMB370.4 million (US$52.0 million), representing a 51.3% year-over-year increase from RMB244.8 million in the same period of 2024. Net income margin in the third quarter of 2025 was 32.0%, compared with 28.2% in the same period of 2024. Net income in the first nine months of 2025 was RMB970.2 million (US$136.3 million), representing a 69.2% year-over-year increase. Net income margin in the first nine months of 2025 was 30.3%.

Non-GAAP Adjusted Net Income2 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the third quarter of 2025 was RMB390.0 million (US$54.8 million), representing a 51.7% year-over-year increase from RMB257.1 million in the same period of 2024. Non-GAAP adjusted net income margin in the third quarter of 2025 was 33.7%, compared with 29.7% in the same period of 2024. Non-GAAP adjusted net income in the first nine months of 2025 was RMB1,027.4 million (US$144.3 million), representing a 66.6% year-over-year increase. Non-GAAP adjusted net income margin in the first nine months of 2025 was 32.1%.

Basic and Diluted Net Income per ADS.3 Basic net income per ADS in the third quarter of 2025 was RMB8.23 (US$1.16), compared with RMB3.72 in the same period of 2024. Diluted net income per ADS in the third quarter of 2025 was RMB7.67 (US$1.08), compared with RMB3.27 in the same period of 2024. Basic net income per ADS in the first nine months of 2025 was RMB50.62 (US$7.11). Diluted net income per ADS in the first nine months of 2025 was RMB20.62 (US$2.90).

Cash Position and Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents, time deposits, restricted cash, short-term investments and long-term bank deposits of RMB3.75 billion (US$526.8 million), representing increases of 82.3% year over year and 9.7% quarter over quarter.

In the third quarter of 2025, net cash provided by operating activities was RMB326.1 million (US$45.8 million). In the first nine months of 2025, net cash provided by operating activities was RMB1,204.5 million (US$169.2 million).
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2 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
3 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on December 3, 2025 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2025.

Participant Online Registration:
https://register-conf.media-server.com/register/BI9a23de57c107478c9c19e3dbf7b5b934

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Jenny Cai
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)

	As of December 31, 2024	As of September 30, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,904,674	477,568	67,084
Time deposits	80,000	448,136	62,949
Restricted cash	15,000	15,000	2,107
Short-term investments	336,217	2,757,109	387,289
Accounts receivable, net	260,958	372,827	52,371
Prepayments and other current assets, net	75,964	26,513	3,724
Total current assets	2,672,813	4,097,153	575,524
Non-current assets:
Property and equipment, net	4,896	6,203	871
Intangible assets, net	58,049	65,033	9,135
Long-term bank deposits	-	52,166	7,328
Right-of-use assets	19,335	12,007	1,687
Deferred tax assets, net	6,936	11,731	1,648
Other non-current assets, net	17,611	18,595	2,612
Total non-current assets	106,827	165,735	23,281
TOTAL ASSETS	2,779,640	4,262,888	598,805
LIABILITIES
Current liabilities:
Accounts payable	10,676	14,833	2,084
Contract liabilities	117,649	97,166	13,649
Salary and welfare payable	160,690	186,094	26,140
Taxes payable	51,359	43,927	6,170
Current lease liabilities	13,447	10,273	1,443
Accrued expenses and other current liabilities	586,990	851,623	119,627
Total current liabilities	940,811	1,203,916	169,113
Non-current liabilities:
Non-current lease liabilities	5,714	1,284	180
Deferred tax liabilities, net	46,030	62,099	8,723
Total non-current liabilities	51,744	63,383	8,903
TOTAL LIABILITIES	992,555	1,267,299	178,016

TOTAL MEZZANINE EQUITY	3,420,882	-	-

SHAREHOLDERS' DEFICIT:
Ordinary shares	71	-	-
Class A ordinary shares	-	134	19
Class B ordinary shares	-	55	8
Additional paid-in capital	198,664	3,162,056	444,171
Statutory reserves	80,975	80,975	11,374
Accumulated deficit	(1,932,128)	(261,177)	(36,687)
Accumulated other comprehensive income	18,621	13,546	1,904
TOTAL SHAREHOLDERS' (DEFICIT)/EQUITY	(1,633,797)	2,995,589	420,789
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	2,779,640	4,262,888	598,805

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended,			For the nine months ended,
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	866,776	1,157,903	162,650	2,395,768	3,197,885	449,204
Operating costs and expenses*:
Operations and support	(44,631)	(45,066)	(6,330)	(123,754)	(130,722)	(18,362)
Selling and marketing expenses	(459,560)	(569,592)	(80,010)	(1,415,915)	(1,664,817)	(233,855)
General and administrative expenses	(47,080)	(93,147)	(13,084)	(135,980)	(207,283)	(29,117)
Research and development expenses	(60,933)	(95,560)	(13,423)	(150,721)	(253,381)	(35,592)
Total operating costs and expenses	(612,204)	(803,365)	(112,847)	(1,826,370)	(2,256,203)	(316,926)
Other income:
Interest income	6,100	5,862	823	18,431	17,031	2,392
Exchange loss	(2,217)	(933)	(131)	(2,087)	(2,801)	(393)
Investment income	1,895	13,910	1,954	2,561	30,837	4,332
Others, net	975	4,892	687	1,777	9,149	1,285
Income before income taxes	261,325	378,269	53,136	590,080	995,898	139,894
Income tax expenses	(16,486)	(7,905)	(1,110)	(16,533)	(25,741)	(3,616)
Net income	244,839	370,364	52,026	573,547	970,157	136,278
Accretion to preferred shares redemption value	(178,904)	-	-	(332,922)	700,795	98,440
Net income attributable to Yuanbao Inc.’s ordinary shareholders	65,935	370,364	52,026	240,625	1,670,952	234,718

Net income	244,839	370,364	52,026	573,547	970,157	136,278
Other comprehensive loss:
Foreign currency translation adjustments	(3,749)	(3,029)	(425)	(2,339)	(5,075)	(713)
Total comprehensive income	241,090	367,335	51,601	571,208	965,082	135,565
Accretion to preferred shares redemption value	(178,904)	-	-	(332,922)	700,795	98,440
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	62,186	367,335	51,601	238,286	1,665,877	234,005

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	0.62	1.37	0.19	2.45	8.44	1.19
Diluted	0.55	1.28	0.18	2.01	3.44	0.48

Net income per ADS attributable to Yuanbao Inc.’s ordinary shareholders
Basic	3.72	8.23	1.16	14.68	50.62	7.11
Diluted	3.27	7.67	1.08	12.06	20.62	2.90

Weighted average number of ordinary shares used in computing net income per share
Basic	106,311,065	270,043,543	270,043,543	98,328,935	198,068,251	198,068,251
Diluted	120,858,689	289,811,860	289,811,860	119,875,254	282,303,160	282,303,160

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED) (All amounts in thousands, except for share, per share data, ADS and per ADS data)

*Share-based compensation expenses are included in the operating costs and expenses as follows：

	For the three months ended,			For the nine months ended,
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Operations and support	(16)	(10)	(1)	(16)	(31)	(4)
Selling and marketing expenses	(2,905)	(2,940)	(413)	(10,153)	(10,486)	(1,473)
General and administrative expenses	(6,846)	(10,402)	(1,461)	(24,568)	(28,802)	(4,046)
Research and development expenses	(2,480)	(6,243)	(877)	(8,547)	(17,889)	(2,513)
Total	(12,247)	(19,595)	(2,752)	(43,284)	(57,208)	(8,036)

**Each ADS represents six ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)

	For the three months ended,			For the nine months ended,
	September 30, 2024	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net income	244,839	370,364	52,026	573,547	970,157	136,278
Add:
Share-based compensation expenses	12,247	19,595	2,752	43,284	57,208	8,036
Non-GAAP adjusted net income	257,086	389,959	54,778	616,831	1,027,365	144,314